[NorthEast Community Bancorp, Inc. Letterhead]

August 10, 2010

VIA EDGAR

Mr. Michael Seaman
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, NW
Washington, DC  20549

Re:	Northeast Community Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 30, 2010
File No. 000-51852

Dear Mr. Seaman:

We have received your letter dated August 4, 2010 regarding comments on the above-referenced filing.  To aid in your review, we have repeated your comments followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 13.  Certain Relationships and Related Transactions . . . page 55

Transactions with Related Persons, page 20 of Definitive Proxy Statement on Schedule 14A

Comment No. 1

Please tell us whether the bank makes loans to related persons, as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K.  If loans to related persons have been made, please provide the information required by Item 404(a)(5) of Regulation S-K.  Alternatively, confirm, if accurate, that Instruction 4.c. to Item 404(a) of Regulation S-K is applicable.  Provide proposed revised disclosure and confirm that future filings will be revised accordingly.

August 10, 2010

Response to Comment No. 1

The Bank does not make loans to related persons as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K.

Item 15.  Exhibits and Financial Statement Schedules, page 56

Exhibit 10.10

Comment No. 2

Tell us why your entry into the Amended and Restated Participation Agreement with Kenneth A. Martinek was not reported on Form 8-K.  Also, we note that you have omitted Exhibit A from the agreement.  Please refile the agreement in its entirety by amending your Form 10-K or including it as an exhibit to your Form 10-Q for the quarterly period ended June 30, 2010.

Response to Comment No. 2

At the time the Amended and Restated Participation Agreement was entered into it was determined that the amendment did not materially amend or modify the Participation Agreement previously entered into.  Accordingly, the entry into the Amended and Restated Participation Agreement was not required to be reported on Form 8-K.  As requested, the Amended and Restated Participation Agreement, including Exhibit A, will be refiled in its entirety in the Form 10-Q for the quarterly period ended June 30, 2010.

*           *           *           *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 10, 2010

If you have any questions or further comments regarding this correspondence, please call Christina M. Gattuso at (202) 508-5884 or Sean P. Kehoe at (202) 508-5881, the Company’s legal counsel at Kilpatrick Stockton LLP.

Sincerely,

NORTHEAST COMMUNITY BANCORP, INC.

/s/ Kenneth A. Martinek
Kenneth A. Martinek
Chairman, President and Chief Executive Officer

cc:	Matt McNair, U.S. Securities and Exchange Commission
Christina M. Gattuso, Esq.
Sean P. Kehoe, Esq.
Erich M. Hellmold, Esq.